Exhibit 12.1

MACK-CALI REALTY, L.P.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

 (DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty, L.P.’s ratios of earnings to fixed charges for each of the five years ended December 31, 2008 were as follows:

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
EARNINGS:

ADD:
Income from continuing operations before minority interest and equity in earnings from unconsolidated joint ventures	$104,631	$94,530	$110,138	$92,051	$107,277

Fixed charges (see calculation below)	134,178	132,609	142,648	125,057	119,218

Distributed income of unconsolidated joint ventures	5,784	1,875	2,302	—	1,411

SUBTRACT:

Capitalized interest	(5,799)	(5,101)	(6,058)	(5,518)	(3,920)

TOTAL EARNINGS:	$238,794	$223,913	$249,030	$211,590	$218,986

FIXED CHARGES:

Interest expense (includes amortization of deferred financing costs)	$128,145	$127,287	$136,357	$119,337	$110,104

Capitalized interest	5,799	5,101	6,058	5,518	3,920

Interest portion (33 percent) of ground rents on land leases	234	221	233	202	194

TOTAL FIXED CHARGES:	$134,178	$132,609	$142,648	$125,057	$114,218

RATIO OF EARNINGS TO FIXED CHARGES:	1.8	1.7	1.7	1.7	1.9